Exhibit 2.6

CERTIFICATE OF AMENDMENT OF

THE BYLAWS

OF

POWERLINK DIGITAL PARTNERS I, INC.

I, William B. Hoagland, in my capacity as Secretary of Powerlink Digital Partners I, Inc., a Nevada corporation (the “Company”), certify that on April 3, 2025, the Board of Directors of the Company (the “Board”) adopted that certain Unanimous Written Consent of the Board, which, among other things, authorized and approved an amendment to the bylaws of the Company (the “Bylaws”) as provided below, pursuant to Article XI of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. All references in the Bylaws to “Kratos Mining Partners 1, Inc.” are hereby changed to “Powerlink Digital Partners I, Inc.”

2. Except as hereinabove mentioned and modified, the Bylaws shall remain in full force and effect.

Dated: April 3, 2025

	By:	/s/ William B. Hoagland
William B. Hoagland
Secretary